Filed by Ready Capital Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Ready Capital Corporation

Commission File No.: 001-35808

UDF IV Shareholders Approve Merger with Ready Capital

IRVING, Texas, March 4, 2025 - United Development Funding IV (“UDF IV” or the “Trust”) today announced that, based on the voting results certified by UDF IV’s inspector of elections, First Coast Results, Inc., UDF IV shareholders approved the previously announced merger with Ready Capital Corporation (NYSE: RC) at the UDF IV Special Meeting of Shareholders (the “Special Meeting”) held earlier today.

“We thank our shareholders for their support of our merger with Ready Capital,” said Jim Kenney, Managing Trustee and Chief Executive Officer of UDF IV. “This is an exciting milestone for UDF IV and the Trust’s shareholders, and we are pleased to be one step closer to realizing the immediate value and potential long-term upside that we believe this transaction will deliver to our shareholders. The Trust’s Board of Trustees and I look forward to moving expeditiously to complete the merger.”

A total of 18,781,459 shares of beneficial interest, or 61.2%, of the 30,677,003 shares issued and outstanding as of the January 6, 2025 record date were voted at the Special Meeting. Holders of approximately 58.3% of shares outstanding as of the record date, representing 95.3% of the votes cast, voted to approve the merger. The merger is expected to close in the first quarter of 2025, subject to customary closing conditions.

About United Development Funding IV

United Development Funding IV is a Maryland real estate investment trust. UDF IV was formed primarily to generate current interest income by investing in secured loans and producing profits from investments in residential real estate. Additional information about UDF IV can be found on its website at www.udfiv.com. UDF IV may disseminate important information regarding its operations, including financial information, through social media platforms such as Twitter, Facebook and LinkedIn.

Additional Information About the Merger

The merger is subject to customary closing conditions. Ready Capital filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) containing a proxy statement/prospectus that was declared effective on January 8, 2025. UDF IV called the Special Meeting to approve the proposed merger and distributed the proxy statement/prospectus and other documents to its shareholders in connection with the Special Meeting beginning on or about January 9, 2025. On March 4, 2025, UDF IV’s shareholders approved the proposed merger at the Special Meeting. The proxy statement/prospectus contains important information about the proposed merger and related matters. WE URGE YOU TO READ CAREFULLY THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS, AND ANY AMENDMENTS AND SUPPLEMENTS THERETO, AND THE OTHER RELEVANT DOCUMENTS FILED BY READY CAPITAL WITH THE SEC AND MADE AVAILABLE BY UDF IV BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT READY CAPITAL, UDF IV AND THE PROPOSED MERGER. You may obtain free copies of the registration statement, the proxy statement/prospectus and other relevant documents filed by Ready Capital with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Ready Capital with the SEC are also available free of charge on Ready Capital’s website at www.readycapital.com. UDF IV shareholders may obtain free copies of the proxy statement/prospectus and other relevant documents made available by UDF IV free of charge on www.UDFIVReadyCapMerger.com.

Forward-Looking Statements

This release contains statements that constitute forward-looking statements relating to, among other things, the benefits of the proposed merger and the expected timing of completion of the merger. These forward-looking statements are based on UDF IV management’s current expectations and are not guarantees of future performance or future events. Such forward-looking statements generally can be identified by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” or other similar words. Readers should be aware that there are various factors, many of which are beyond UDF IV’s control, which could cause actual results to differ materially from any forward-looking statements made in this release, including, among others, the risk that the Ready Capital merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; failure to satisfy the other conditions to completion of the merger; risks that will affect the market prices of the Ready Capital common stock in the merger; risks that will affect the amount of the pre-closing distributions to UDF IV shareholders, including, among others, developments in litigation involving UDF IV; risks that will affect the amount of contingent consideration, if any, including, among others, the performance of specified UDF IV loans and developments in litigation involving UDF IV; risks related to disruption of management attention from the ongoing business operations due to the merger; the effect of the announcement of the merger on the operating results and businesses generally of Ready Capital and UDF IV; the outcome of any legal proceedings relating to the merger; the ability to retain key personnel; availability of suitable investment opportunities; changes in interest rates; changes in the yield curve; changes in prepayment rates; the availability and terms of financing; general economic conditions; market conditions; inflationary pressures on the capital markets and the general economy; conditions in the market for small balance commercial loans and other investments; legislative and regulatory changes that could adversely affect the businesses of Ready Capital and UDF IV; and risks related to integrating an existing lending platform into Ready Capital’s operations. Accordingly, UDF IV shareholders are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. UDF IV undertakes no obligation to update its forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Investor Relations

1-800-859-9338

investorrelations@umth.com

Media Contact:

Mahmoud Siddig / Lucas Pers / Elizabeth Grayson

Joele Frank, Wilkinson Brimmer Katcher

(212) 895-8668